Exhibit 99.1

YY Reports Fourth Quarter and Full Year 2018 Unaudited Financial Results

Guangzhou, China, March 5, 2019 – YY Inc. (NASDAQ: YY) (“YY” or the “Company”), a leading live streaming social media platform in China, today announced its unaudited financial results for the fourth quarter and full year of 2018.

Fourth Quarter 2018 Highlights

•	Net revenues increased by 28.0% to RMB4,640.9 million (US$675.0 million) from RMB3,626.5 million in the corresponding period of 2017.
•	Net income attributable to YY was RMB684.0 million (US$99.5 million), compared to RMB740.4 million in the corresponding period of 2017.
•	Non-GAAP net income attributable to YY1 was RMB836.2 million (US$121.6 million), compared to RMB932.1 million in the corresponding period of 2017.

Full Year 2018 Highlights

•	Net revenues increased by 36.0% to RMB15,763.6 million (US$2,292.7 million) from RMB11,594.8 million in 2017.
•	Net income attributable to YY was RMB1,642.0 million (US$238.8 million), compared to RMB2,493.2 million in 2017.
•	Non-GAAP net income attributable to YY increased by 18.4% to RMB3,196.4 million (US$464.9 million) from RMB2,699.4 million in 2017.

Mr. David Xueling Li, Chairman and acting Chief Executive Officer of YY, stated, “We are delighted to conclude 2018 with solid fourth quarter performances from both YY Live and Huya. Our strong growth momentum was driven by the healthy expansion of our loyal and highly-engaged live streaming community, evidenced by the number of mobile live streaming monthly active users increasing by 18.1% to 90.4 million and the number of live streaming paying users increasing by 36.6% to 8.9 million year-over-year in the fourth quarter of 2018. In addition, our initial foray into the global market has generated encouraging results in 2018. HAGO, a casual-game-oriented social networking platform that is currently available in 33 countries and regions worldwide with 20.9 million monthly active users in the fourth quarter of 2018. In addition, Hago consistently topped the charts as the most popular application on both App Store and Google Play in its primary markets, namely Indonesia and Vietnam in the fourth quarter of 2018. As we continue to enrich and diversify our live streaming content, we have also consistently upgraded our AI algorithms to more accurately match content to our users. Building on the successful growth of our domestic ecosystem, we will continue to execute our globalization strategy as a potential driver for our long-term growth going forward.”

1Non-GAAP net income attributable to YY Inc. is a non-GAAP financial measure, which is defined as net income attributable to YY Inc. excluding share-based compensation expenses, impairment of goodwill and investment, gain on deconsolidation and disposal of subsidiary, gain on deemed disposal and disposal of investments (deemed disposal refers to dilution of equity interest in equity-method investments), gain on fair value change of investments and equity investees’ investments, fair value loss on derivative liabilities, deemed dividend to subsidiary’s Series A preferred shareholders, income tax effects on non-GAAP adjustment and non-GAAP adjustment for net (loss) income attributable to non-controlling interests shareholders. These adjustments amounted to RMB152.2 million (US22.1 million) and RMB191.7 million in the fourth quarter of 2018 and 2017, respectively. Please refer to the section titled “Reconciliation of GAAP and Non-GAAP Results” for details.

1

Mr. Bing Jin, Chief Financial Officer of YY, further commented, “We once again recorded solid financial results in the fourth quarter of 2018. Our total net revenues increased by 28.0% year-over-year to RMB4,640.9 million, exceeding the high end of our previous guidance range. The increase in net revenues was driven by the strong growth of our live streaming revenues, which increased by 30.4% year-over-year to RMB4,391.4 million. We continue to invest in content enrichment, technology enhancements, and global expansion. We are confident that our strategies to upgrade our content offerings and AI technologies, buttressed by our increasing global footprint, will continue to yield sustainable growth and increase our market share in the global live streaming industry.”

Fourth Quarter 2018 Financial Results

NET REVENUES

Net revenues increased by 28.0% to RMB4,640.9 million (US$675.0 million) in the fourth quarter of 2018 from RMB3,626.5 million in the corresponding period of 2017, primarily driven by an increase in live streaming revenues. Live streaming revenues increased by 30.4% to RMB4,391.4 million (US$638.7 million) in the fourth quarter of 2018 from RMB3,368.5 million in the corresponding period of 2017.

Other revenues2 decreased by 3.3% to RMB249.5 million (US$36.3 million) in the fourth quarter of 2018 from RMB258.0 million in the corresponding period of 2017.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues increased by 37.2% to RMB3,013.1 million (US$438.2 million) in the fourth quarter of 2018 from RMB2,196.6 million in the corresponding period of 2017, primarily attributable to an increase in revenue-sharing fees and content costs to RMB2,556.5 million (US$371.8 million) in the fourth quarter of 2018 from RMB1,828.0 million in the corresponding period of 2017. The increase in revenue-sharing fees and content costs paid to performers, guilds and content providers was in line with the increase in live streaming revenues for both YY Live and Huya segments, respectively. In addition, bandwidth costs increased to RMB246.5 million (US$35.9 million) in the fourth quarter of 2018 from RMB181.2 million in the corresponding period of 2017, primarily reflecting continued user base expansion and live streaming quality improvements.

2Starting from the first quarter of 2018, the Company re-classified its revenues from online games, revenues from memberships, and other revenues (which mainly represent revenues from the Company’s online advertising revenues) to the category “other revenues” in order to better reflect the Company’s continued strategic shift towards its live streaming business.

2

Gross profit increased by 13.8% to RMB1,627.9 million (US$236.8 million) in the fourth quarter of 2018 from RMB1,429.9 million in the corresponding period of 2017. Gross margin was 35.1% in the fourth quarter of 2018, compared to 39.4% in the corresponding period of 2017, primarily due to the increase in revenue-sharing fees and content costs. The decrease in gross margin was attributable to the impact caused by the relatively low gross margin of the Huya segment as its contribution to net revenues increased significantly year-over-year.

OPERATING INCOME

Operating expenses were RMB931.2 million (US$135.4 million) in the fourth quarter of 2018, compared to RMB652.9 million in the corresponding period of 2017, primarily due to our increased efforts in sales and marketing activities in both China and the overseas market.

Operating income was RMB718.6 million (US$104.5 million) in the fourth quarter of 2018, compared to RMB821.5 million in the corresponding period of 2017. Operating margin was 15.5% in the fourth quarter of 2018, compared to 22.7% in the corresponding period of 2017, primarily due to the increase in sales and marketing expenses and the decrease in gross margin.

Non-GAAP operating income3 was RMB888.5 million (US$129.2 million) in the fourth quarter of 2018, compared to RMB1,034.1 million in the corresponding period of 2017. Non-GAAP operating margin4 was 19.1% in the fourth quarter of 2018, compared to 28.5% in the corresponding period of 2017.

NET INCOME

Net income attributable to YY Inc. was RMB684.0 million (US$99.5 million) in the fourth quarter of 2018, compared to RMB740.4 million in the corresponding period of 2017. Net margin was 14.7% in the fourth quarter of 2018, compared to 20.4% in the corresponding period of 2017.

Non-GAAP net income attributable to YY Inc. was RMB836.2 million (US$121.6 million) in the fourth quarter of 2018, compared to RMB932.1 million in the corresponding period of 2017. Non-GAAP net margin5 was 18.0% in the fourth quarter of 2018, compared to 25.7% in the corresponding period of 2017.

3Non-GAAP operating income is a non-GAAP financial measure, which is defined as operating income excluding share-based compensation expenses, impairment of goodwill and investments and gain on deconsolidation and disposal of a subsidiary. Please refer to the section titled "Reconciliation of GAAP and Non-GAAP Results" for details.

4Non-GAAP operating margin is a non-GAAP financial measure, which is defined as non-GAAP operating income as a percentage of net revenues. Please refer to the section titled "Reconciliation of GAAP and Non-GAAP Results" for details.

5Non-GAAP net margin is non-GAAP net income attributable to YY Inc. as a percentage of net revenues.

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NET INCOME PER ADS

Diluted net income per ADS6 was RMB10.54 (US$1.53) in the fourth quarter of 2018, compared to RMB11.53 in the corresponding period of 2017.

Non-GAAP diluted net income per ADS7 was RMB12.86 (US$1.87) in the fourth quarter of 2018, compared to RMB14.51 in the corresponding period of 2017.

BALANCE SHEET AND CASH FLOWS

As of December 31, 2018, the Company had cash and cash equivalents of RMB6,004.2 million (US$873.3 million) and short-term deposits of RMB7,327.0 million (US$1,065.7 million). For the fourth quarter of 2018, net cash from operating activities was RMB2,123.8 million (US$308.9 million).

SHARES OUTSTANDING

As of December 31, 2018, the Company had a total of 1,269.9 million common shares, or the equivalent of 63.5 million ADSs, outstanding.

Full Year 2018 Financial Results

For the full year of 2018, net revenues increased by 36.0% to RMB15,763.6 million (US$2,292.7 million) from RMB11,594.8 million in 2017, primarily driven by a 39.4% year-over-year increase in live streaming revenues.

Net income attributable to YY Inc. for the full year of 2018 was RMB1,642.0 million (US$238.8 million), compared to RMB2,493.2 million in 2017. Net margin for the full year of 2018 was 10.4%, compared to 21.5% in 2017.

Non-GAAP net income attributable to YY Inc. for the full year of 2018 increased by 18.4% to RMB3,196.4 (US$464.9 million) from RMB2,699.4 million in 2017. Non-GAAP net margin for the full year of 2018 was 20.3%, compared to 23.3% in 2017.

Diluted net income per ADS was RMB25.38 (US$3.69) in 2018, compared to RMB41.33 in the corresponding period of 2017. Non-GAAP diluted net income per ADS for the full year of 2018 increased by 9.7% to RMB49.05 (US$7.13) from RMB44.72 in 2017.

For the full year of 2018, net cash from operating activities was RMB4,464.8 million (US$649.4 million).

6ADS is American Depositary Share. Each ADS represents twenty Class A common shares of the Company. Diluted net income per ADS is net income attributable to YY Inc. divided by weighted average number of diluted ADS.

7Non-GAAP diluted net income per ADS is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to YY Inc. divided by weighted average number of ADS used in the calculation of diluted net income per ADS. Please refer to the section titled "Reconciliation of GAAP and Non-GAAP Results" for details.

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Business Outlook

For the first quarter of 2019, the Company expects net revenues to be between RMB4.01 billion and RMB4.16 billion, representing a year-over-year growth of 23.4% to 28.0%, without giving effect to the acquisition of Bigo Inc. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Recent Developments

The Company recently entered into a strategic partnership agreement with Shanghai Chuangsi Enterprise development Co., Ltd.(“Shanghai Chuangsi”). Shanghai Chuangsi owns 9377 Games, one of the leading game platforms in China. Under the agreement, the Company will obtain 30% equity interest of Shanghai Chuangsi by injecting its online game business into Shanghai Chuangsi. As a result, the financial results of YY’s online games business, which contributed to less than 3% of YY segment’s total revenues in the fourth quarter of 2018, will no longer be consolidated upon the completion of the transaction. Currently, the transaction is expected to be completed in the first quarter of 2019.

Conference Call Information

The Company will hold a conference call on Monday, March 4, 2019, at 9:00 pm Eastern Time (or Tuesday, March 5, 2019, at 10:00 am Beijing Time) to discuss the financial results. Participants may access the call by dialing the following numbers:

United States:	+1-845-675-0438
International:	+65-6713-5440
China Domestic:	400-1200-654
Hong Kong:	+852-3018-6776
Conference ID:	#8476342

The replay will be accessible through March 12, 2019, by dialing the following numbers:

United States:	+1-646-254-3697
International:	+61-2-9003-4211
Conference ID:	#8476342

A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://ir.yy.com/.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB6.8755 to US$1.00, the noon buying rate in effect on December 31, 2018 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

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About YY Inc.

YY Inc. (“YY” or the “Company”) is a leading live streaming social media platform in China. The Company’s highly engaged users contribute to a vibrant social community by creating, sharing, and enjoying a vast range of entertainment content and activities. YY enables users to interact with each other in real time through online live media and offers users a uniquely engaging and immersive entertainment experience. YY Inc. was listed on the NASDAQ in November 2012.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as YY's strategic and operational plans, contain forward-looking statements. YY may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including statements about YY’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: YY’s goals and strategies; YY's future business development, results of operations and financial condition; the expected growth of the online communication social platform market in China; the expectation regarding the rate at which to gain active users, especially paying users; YY’s ability to monetize the user base; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in YY’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and YY does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). YY uses non-GAAP operating income, non-GAAP operating margin, non-GAAP net income attributable to YY Inc., non-GAAP net margin, and basic and diluted non-GAAP net income per ADS, which are non-GAAP financial measures. Non-GAAP operating income is operating income excluding share-based compensation expenses, impairment of goodwill and investments, and gain on deconsolidation and disposal of subsidiary. Non-GAAP operating margin is non-GAAP operating income as a percentage of net revenues. Non-GAAP net income is net income excluding share-based compensation expenses, impairment of goodwill and investments, gain on deconsolidation and disposal of subsidiary, gain on deemed disposal and disposal of investments, gain on fair value change of investments and equity investees’ investments, fair value loss on derivative liabilities, and income tax effects of above non-GAAP reconciling items. Non-GAAP net income attributable to YY Inc. is net income attributable to YY Inc. excluding share-based compensation expenses, impairment of goodwill and investments, gain on deconsolidation and disposal of subsidiary, gain on deemed disposal and disposal of investments, gain on fair value change of investments and equity investees’ investments, fair value loss on derivative liabilities, deemed dividend to subsidiary’s Series A preferred shareholders and income tax effects of above non-GAAP reconciling items and adjustment for non-GAAP reconciling items for the income attributable to non-controlling interests. Non-GAAP net margin is non-GAAP net income attributable to YY Inc. as a percentage of net revenues. Basic and diluted non-GAAP net income per ADS is non-GAAP net income attributable to YY Inc. divided by weighted average number of ADS used in the calculation of basic and diluted net income per ADS. The Company believes that separate analysis and exclusion of the non-cash impact of above reconciling items adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the non-cash effect of (i) share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business, (ii) impairment of goodwill and investments, gain on deconsolidation and disposal of subsidiary, gain on deemed disposal and disposal of investments, gain on fair value change of investments and equity investees’ investments, fair value loss on derivative liabilities, and deemed dividend to subsidiary’s Series A preferred shareholders, which may not be recurring in its business, and (iii) income tax expenses and non-GAAP adjustments for net income (loss) attributable to non-controlling interest shareholders, which are affected by above non-GAAP reconciling items. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “YY Inc. Reconciliations of GAAP and Non-GAAP Results” near the end of this release.

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Investor Relations Contact

YY Inc.

Matthew Zhao

Tel: +86 (20) 8212-0000

Email: IR@YY.com

ICR, Inc.

Jack Wang

Tel: +1 (646) 915-1611

Email: IR@YY.com

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YY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS and per ADS data)

	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	2,617,432	6,004,231	873,279
Short-term deposits	6,000,104	7,326,996	1,065,667
Restricted short-term deposits	1,000,000	-	-
Short-term investments	124,550	979,053	142,397
Accounts receivable, net	153,944	198,428	28,860
Inventory	315	-	-
Amounts due from related parties	11,190	193,559	28,152
Financing receivables, net	-	768,343	111,751
Prepayments and other current assets	221,939	1,019,019	148,210

Total current assets	10,129,474	16,489,629	2,398,316

Non-current assets
Long-term deposits	-	1,000,000	145,444
Deferred tax assets	113,017	70,834	10,302
Investments	1,153,019	4,591,524	667,809
Property and equipment, net	1,016,998	1,296,319	188,542
Land use rights, net	1,832,739	1,784,639	259,565
Intangible assets, net	37,481	74,685	10,862
Goodwill	11,716	11,763	1,711
Amounts due from related parties	20,000	-	-
Financing receivables, net	-	224,793	32,695
Other non-current assets	144,275	223,859	32,559

Total non-current assets	4,329,245	9,278,416	1,349,489

Total assets	14,458,719	25,768,045	3,747,805

Liabilities, mezzanine equity and shareholders’ equity
Current liabilities
Convertible bonds	-	6,863	998
Accounts payable	76,351	114,589	16,666
Deferred revenue	758,044	951,616	138,407
Advances from customers	80,406	101,690	14,790
Income taxes payable	146,298	235,561	34,261
Accrued liabilities and other current liabilities	1,465,963	2,414,371	351,156
Amounts due to related parties	30,502	28,336	4,121
Short-term loans	588,235	-	-

Total current liabilities	3,145,799	3,853,026	560,399

Non-current liabilities
Convertible bonds	6,536	-	-
Deferred revenue	57,718	91,710	13,339
Deferred tax liabilities	10,810	27,505	4,000

Total non-current liabilities	75,064	119,215	17,339

Total liabilities	3,220,863	3,972,241	577,738

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YY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	US$

Mezzanine equity	524,997	418,673	60,893

Shareholders’ equity
Class A common shares (US$0.00001 par value; 10,000,000,000 and 10,000,000,000 shares authorized, 945,245,908 and 981,740,848 shares issued and outstanding as of December 31, 2017 and December 31, 2018, respectively)	57	59	9
Class B common shares (US$0.00001 par value; 1,000,000,000 and 1,000,000,000 shares authorized, 317,982,976 and 288,182,976 shares issued and outstanding as of December 31, 2017 and December 31, 2018, respectively)	23	21	3
Additional paid-in capital	5,339,844	11,168,866	1,624,444
Statutory reserves	62,718	101,725	14,795
Retained earnings(1)	5,218,110	6,913,469	1,005,522
Accumulated other comprehensive (loss) income(1)	(9,597)	336,152	48,891

Total YY Inc.’s shareholders’ equity	10,611,155	18,520,292	2,693,664

Non-controlling interests	101,704	2,856,839	415,510

Total shareholders’ equity	10,712,859	21,377,131	3,109,174

Total liabilities, mezzanine equity and shareholders’ equity	14,458,719	25,768,045	3,747,805

(1) On January 1, 2018, the Company adopted ASU 2016-1, “Classification and Measurement of Financial Instruments”. After the adoption of this new guidance, the Company measures long-term investments other than equity method investments at fair value through earnings. For those investments without readily determinable fair values, the Company elects to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. Changes in the basis of these investments are reported in current earnings. Following the adoption of this guidance, accumulated fair value gain, amounting to RMB87.8 million, was reclassified from accumulated other comprehensive loss to retained earnings as of January 1, 2018.

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YY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended				Twelve Months Ended
	December 31, 2017	September 30, 2018	December 31, 2018	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net revenues(1)
Live streaming	3,368,520	3,894,548	4,391,418	638,705	10,670,954	14,877,667	2,163,867
Others	258,018	205,924	249,506	36,289	923,838	885,890	128,847

Total net revenues	3,626,538	4,100,472	4,640,924	674,994	11,594,792	15,763,557	2,292,714

Cost of revenues(2)	(2,196,649)	(2,674,502)	(3,013,063)	(438,232)	(7,026,402)	(10,017,134)	(1,456,932)

Gross profit	1,429,889	1,425,970	1,627,861	236,762	4,568,390	5,746,423	835,782

Operating expenses(2)
Research and development expenses	(282,827)	(314,128)	(332,513)	(48,362)	(781,886)	(1,192,052)	(173,377)
Sales and marketing expenses	(148,765)	(343,839)	(323,689)	(47,079)	(691,281)	(1,149,316)	(167,161)
General and administrative expenses	(218,766)	(206,738)	(274,979)	(39,994)	(544,641)	(883,225)	(128,460)
Goodwill impairment	(2,527)	-	-	-	(2,527)	-	-

Total operating expenses	(652,885)	(864,705)	(931,181)	(135,435)	(2,020,335)	(3,224,593)	(468,998)

Gain on deconsolidation and disposal of subsidiaries	-	-	-	-	37,989	-	-
Other income	44,534	49,640	21,924	3,189	113,187	117,860	17,142

Operating income	821,538	610,905	718,604	104,516	2,699,231	2,639,690	383,926

Interest expense	(3,744)	(4,910)	(139)	(20)	(32,122)	(8,616)	(1,253)
Interest income and investment income	74,531	141,110	123,401	17,948	180,384	485,552	70,621
Foreign currency exchange losses, net	(351)	(3,072)	(1,338)	(195)	(2,176)	(514)	(75)
Gain on deemed disposal and disposal of investments	-	-	2,179	317	45,861	16,178	2,353
Gain on fair value change of investments	-	31,670	26,138	3,802	-	1,689,404	245,714
Fair value loss on derivative liabilities	-	-	-	-	-	(2,285,223)	(332,372)
Other non-operating expenses	-	-	-	-	-	(2,000)	(291)

Income before income tax expenses	891,974	775,703	868,845	126,368	2,891,178	2,534,471	368,623

Income tax expenses	(151,523)	(74,929)	(107,114)	(15,579)	(415,811)	(477,707)	(69,480)

Income before share of income loss) in equity method investments, net of income taxes	740,451	700,774	761,731	110,789	2,475,367	2,056,764	299,143

Share of income (loss) in equity method investments, net of income taxes	17,557	(19,957)	(19,281)	(2,804)	33,024	58,933	8,571

Net Income	758,008	680,817	742,450	107,985	2,508,391	2,115,697	307,714

Less: Net income (loss) income attributable to the non-controlling interest shareholders and the mezzanine equity classified non-controlling interest shareholders	17,602	30,127	53,827	7,829	15,156	(20,151)	(2,931)
Cumulative dividend on subsidiary’s Series A Preferred Shares	-	-	4,606	670	-	4,606	670
Deemed dividend to subsidiary’s Series A preferred shareholders	-	-	-	-	-	489,284	71,163

Net income attributable to YY Inc.	740,406	650,690	684,017	99,486	2,493,235	1,641,958	238,812

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YY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended				Twelve Months Ended
	December 31, 2017	September 30, 2018	December 31, 2018	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net income per ADS
—Basic	11.63	10.12	10.64	1.55	42.03	25.64	3.73
—Diluted	11.53	10.01	10.54	1.53	41.33	25.38	3.69
Weighted average number of ADS used in calculating net income per ADS
—Basic	63,686,056	64,301,796	64,307,569	64,307,569	59,323,007	64,042,390	64,042,390
—Diluted	64,224,006	64,829,757	64,609,000	64,609,000	60,831,887	64,704,470	64,704,470

(1)	On January 1, 2018, the Company adopted ASC 606, "Revenue from Contracts with Customers" using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. Based on the Company’s assessment, the adoption of ASC 606 did not have any material impact on the Company’s consolidated financial statements.

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended				Twelve Months Ended
	December 31, 2017	September 30, 2018	December 31, 2018	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	RMB	US$	RMB	RMB	US$

Cost of revenues	36,549	16,022	14,650	2,131	42,759	74,339	10,812
Research and development expenses	106,501	52,752	50,042	7,278	122,348	225,173	32,750
Sales and marketing expenses	3,679	290	1,158	168	4,417	5,723	832
General and administrative expenses	61,731	92,340	88,909	12,931	88,137	342,790	49,857

12

YY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended				Twelve Months Ended
	December 31, 2017	September 30, 2018	December 31, 2018	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	RMB	US$	RMB	RMB	US$

Operating income	821,538	610,905	718,604	104,516	2,699,231	2,639,690	383,926
Share-based compensation expenses	208,460	161,404	154,759	22,508	257,661	648,025	94,251
Impairment of goodwill and investments	4,113	1,900	15,099	2,196	45,732	35,348	5,141
Gain on deconsolidation and disposal of a subsidiary	-	-	-	-	(37,989)	-	-

Non-GAAP operating income	1,034,111	774,209	888,462	129,220	2,964,635	3,323,063	483,318

Net income	758,008	680,817	742,450	107,985	2,508,391	2,115,697	307,714
Share-based compensation expenses	208,460	161,404	154,759	22,508	257,661	648,025	94,251
Impairment of goodwill and investments	4,113	1,900	15,099	2,196	45,732	35,348	5,141
Gain on deconsolidation and disposal of a subsidiary	-	-	-	-	(37,989)	-	-
Gain on deemed disposal and disposal of investments	-	-	(2,179)	(317)	(45,861)	(16,178)	(2,353)
(Gain) loss on fair value change of investments and equity investees’ investments	(20,555)	3,428	(1,089)	(158)	(20,555)	(1,711,509)	(248,929)
Fair value loss on derivative liabilities	-	-	-	-	-	2,285,223	332,372
Income tax effects on non-GAAP adjustments	-	1,014	21,479	3,124	9,263	97,560	14,190

Non-GAAP net income	950,026	848,563	930,519	135,338	2,716,642	3,454,166	502,386

Net income attributable to YY Inc.	740,406	650,690	684,017	99,486	2,493,235	1,641,958	238,812
Share-based compensation expenses	208,460	161,404	154,759	22,508	257,661	648,025	94,251
Impairment of goodwill and investments	4,113	1,900	15,099	2,196	45,732	35,348	5,141
Gain on deconsolidation and disposal of a subsidiary	-	-	-	-	(37,989)	-	-
Gain on deemed disposal and disposal of investments	-	-	(2,179)	(317)	(45,861)	(16,178)	(2,353)
(Gain) loss on fair value change of investments and equity investees’ investments	(20,555)	3,428	(1,089)	(158)	(20,555)	(1,711,509)	(248,929)
Fair value loss on derivative liabilities	-	-	-	-	-	2,285,223	332,372
Deemed dividend to subsidiary's Series A preferred shareholders	-	-	-	-	-	489,284	71,163
Income tax effects on non-GAAP adjustments	-	1,014	21,479	3,124	9,263	97,560	14,190
Non-GAAP adjustments for net loss attributable to the non-controlling interest shareholders	(367)	(31,449)	(35,843)	(5,213)	(2,045)	(273,356)	(39,758)

Non-GAAP net income attributable to YY Inc.	932,057	786,987	836,243	121,626	2,699,441	3,196,355	464,889

Non-GAAP net income per ADS
—Basic	14.64	12.24	13.00	1.89	45.50	49.91	7.26
—Diluted	14.51	12.07	12.86	1.87	44.72	49.05	7.13
Weighted average number of ADS used in calculating Non-GAAP net income per ADS
—Basic	63,686,056	64,301,796	64,307,569	64,307,569	59,323,007	64,042,390	64,042,390
—Diluted	64,224,006	64,829,757	64,609,000	64,609,000	60,831,887	64,704,470	64,704,470

13

YY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	December 31, 2018

	YY Live	Huya	Total	Total
	RMB	RMB	RMB	US$

Net revenues
Live streaming	2,949,636	1,441,782	4,391,418	638,705
Others	186,359	63,147	249,506	36,289

Total net revenues	3,135,995	1,504,929	4,640,924	674,994

Cost of revenues(1)	(1,746,771)	(1,266,292)	(3,013,063)	(438,232)

Gross profit	1,389,224	238,637	1,627,861	236,762
Operating expenses(1)
Research and development expenses	(253,408)	(79,105)	(332,513)	(48,362)
Sales and marketing expenses	(263,806)	(59,883)	(323,689)	(47,079)
General and administrative expenses	(182,726)	(92,253)	(274,979)	(39,994)

Total operating expenses	(699,940)	(231,241)	(931,181)	(135,435)

Other income	10,800	11,124	21,924	3,189

Operating income	700,084	18,520	718,604	104,516

Interest expenses	(139)	-	(139)	(20)
Interest income and investment income	70,698	52,703	123,401	17,948
Gain on disposal of an equity investment	2,179	-	2,179	317
Foreign currency exchange losses, net	(1,291)	(47)	(1,338)	(195)
Gain on fair value change of investments	26,138	-	26,138	3,802

Income before income tax expenses	797,669	71,176	868,845	126,368

Income tax (expenses) benefits	(138,961)	31,847	(107,114)	(15,579)

Income before share of loss in equity method investments, net of income taxes	658,708	103,023	761,731	110,789

Share of loss in equity method investments, net of income taxes	(15,837)	(3,444)	(19,281)	(2,804)

Net income	642,871	99,579	742,450	107,985

14

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	December 31, 2018

	YY Live	Huya	Total	Total
	RMB	RMB	RMB	US$

Cost of revenues	10,988	3,662	14,650	2,131
Research and development expenses	38,643	11,399	50,042	7,278
Sales and marketing expenses	551	607	1,158	168
General and administrative expenses	40,582	48,327	88,909	12,931

15

YY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	December 31, 2018

	YY Live	Huya	Total	Total
	RMB	RMB	RMB	US$

Operating income	700,084	18,520	718,604	104,516
Share-based compensation expense	90,764	63,995	154,759	22,508
Impairment of goodwill and investments	15,099	-	15,099	2,196

Non-GAAP operating income	805,947	82,515	888,462	129,220

Net income	642,871	99,579	742,450	107,985
Share-based compensation expenses	90,764	63,995	154,759	22,508
Impairment of goodwill and investments	15,099	-	15,099	2,196
(Gain) loss on fair value change of investments and equity investees' investments	(4,422)	3,333	(1,089)	(158)
Gain on deemed disposal and disposal of investments	(2,179)	-	(2,179)	(317)
Income tax effects on non-GAAP adjustments	21,479	-	21,479	3,124

Non-GAAP net income	763,612	166,907	930,519	135,338

16

YY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	September 30, 2018

	YY Live	Huya	Elimination(1)	Total	Total
	RMB	RMB	RMB	RMB	US$

Net revenues
Live streaming	2,678,081	1,216,467	-	3,894,548	567,057
Others	145,894	60,130	(100)	205,924	29,983

Total net revenues	2,823,975	1,276,597	(100)	4,100,472	597,040

Cost of revenues(2)	(1,591,645)	(1,082,857)	-	(2,674,502)	(389,415)

Gross profit	1,232,330	193,740	(100)	1,425,970	207,625
Operating expenses(2)
Research and development expenses	(239,503)	(74,625)	-	(314,128)	(45,738)
Sales and marketing expenses	(282,237)	(61,702)	100	(343,839)	(50,064)
General and administrative expenses	(135,537)	(71,201)	-	(206,738)	(30,102)

Total operating expenses	(657,277)	(207,528)	100	(864,705)	(125,904)

Other income	38,568	11,072	-	49,640	7,228

Operating income (loss)	613,621	(2,716)	-	610,905	88,949

Interest expenses	(4,910)	-	-	(4,910)	(715)
Interest income and investment income	90,292	50,818	-	141,110	20,546
Foreign currency exchange (losses) gain, net	(3,170)	98	-	(3,072)	(447)
Gain on fair value change of investments	31,670	-	-	31,670	4,611

Income before income tax expenses	727,503	48,200	-	775,703	112,944

Income tax (expenses) benefits	(83,491)	8,562	-	(74,929)	(10,910)

Income before share of (loss) income in equity method investments, net of income taxes	644,012	56,762	-	700,774	102,034

Share of (loss) income in equity method investments, net of income taxes	(19,967)	10	-	(19,957)	(2,906)

Net income	624,045	56,772	-	680,817	99,128

17

(1)	The elimination mainly consists of revenues and expenses generated from advertising services among YY Live and Huya segments.

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	September 30, 2018

	YY Live	Huya	Total	Total
	RMB	RMB	RMB	US$

Cost of revenues	12,120	3,902	16,022	2,333
Research and development expenses	41,139	11,613	52,752	7,681
Sales and marketing expenses	215	75	290	42
General and administrative expenses	43,701	48,639	92,340	13,445

18

YY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	September 30, 2018

	YY Live	Huya	Total	Total
	RMB	RMB	RMB	US$

Operating income (loss)	613,621	(2,716)	610,905	88,949
Share-based compensation expense	97,175	64,229	161,404	23,501
Impairment of goodwill and investments	1,900	-	1,900	277

Non-GAAP operating income	712,696	61,513	774,209	112,727

Net income	624,045	56,772	680,817	99,128
Share-based compensation expenses	97,175	64,229	161,404	23,501
Impairment of goodwill and investments	1,900	-	1,900	277
Loss on fair value change of investments and equity investees’ investments	3,428	-	3,428	499
Income tax effects on non-GAAP adjustments	1,014	-	1,014	148

Non-GAAP net income	727,562	121,001	848,563	123,553

19

YY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	December 31, 2017

	YY Live	Huya	Total	Total
	RMB	RMB	RMB	US$

Net revenues
Live streaming	2,675,812	692,708	3,368,520	517,732
Others	209,707	48,311	258,018	39,657

Total net revenues	2,885,519	741,019	3,626,538	557,389

Cost of revenues(1)	(1,563,735)	(632,914)	(2,196,649)	(337,619)

Gross profit	1,321,784	108,105	1,429,889	219,770
Operating expenses(1)
Research and development expenses	(239,103)	(43,724)	(282,827)	(43,470)
Sales and marketing expenses	(119,181)	(29,584)	(148,765)	(22,865)
General and administrative expenses	(182,164)	(36,602)	(218,766)	(33,624)
Goodwill impairment	(2,527)	-	(2,527)	(388)

Total operating expenses	(542,975)	(109,910)	(652,885)	(100,347)

Other income	44,534	-	44,534	6,845

Operating income (loss)	823,343	(1,805)	821,538	126,268

Interest expenses	(3,744)	-	(3,744)	(575)
Interest income and investment income	67,597	6,934	74,531	11,455
Foreign currency exchange losses, net	(351)	-	(351)	(54)

Income before income tax expenses	886,845	5,129	891,974	137,094

Income tax expenses	(151,523)	-	(151,523)	(23,289)

Income before share of income (loss) in equity method investments, net of income taxes	735,322	5,129	740,451	113,805

Share of income (loss) in equity method investments, net of income taxes	17,708	(151)	17,557	2,698

Net Income(2)	753,030	4,978	758,008	116,503

20

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	December 31, 2017

	YY Live	Huya	Total	Total
	RMB	RMB	RMB	US$

Cost of revenues	36,320	229	36,549	5,617
Research and development expenses	104,569	1,932	106,501	16,369
Sales and marketing expenses	3,145	534	3,679	565
General and administrative expenses	40,958	20,773	61,731	9,488

(2)	Starting from the three months ended December 31, 2017, the Company reviews the financial performance of the operating segments up to the net income of each segment. Segment information for comparative periods has been revised to be presented on the same basis as the three months ended December 31, 2017

21

YY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	December 31, 2017

	YY Live	Huya	Total	Total
	RMB	RMB	RMB	US$

Operating income (loss)	823,343	(1,805)	821,538	126,268
Share-based compensation expenses	184,992	23,468	208,460	32,039
Impairment of goodwill and investments	4,113	-	4,113	632

Non-GAAP operating income	1,012,448	21,663	1,034,111	158,939

Net income	753,030	4,978	758,008	116,503
Share-based compensation expenses	184,992	23,468	208,460	32,039
Impairment of goodwill and investments	4,113	-	4,113	632
Gain on fair value change of investments and equity investee's investments	(20,555)	-	(20,555)	(3,159)

Non-GAAP net income	921,580	28,446	950,026	146,015

22